PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69266

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Liquidity Finance LP

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2 Greeenwich Office Park, Suite 150

(No. and Street)

Greenwich	CT	06831
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

J. Clarke Gray	917-238-1263	Clarke@taylorgrayllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Raich Ende Malter & Co. LLP

(Name – if individual, state last, first, and middle name)

1375 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

6/23/04	50
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Liquidity Finance LP, as of 12/31/2021, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Micah A. Taylor Esq
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02TA6125117
Qualified in New York County
Commission Expires December 15, 2025

Signature: J. Clarke Gray

Title:
CFO

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LIQUIDITY FINANCE LP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

LIQUIDITY FINANCE LP

CONTENTS

Page

Report of Independent Registered Public Accounting Firm.......................................1

Financial Statement





RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Liquidity Finance LP
Greenwich, Connecticut

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Liquidity Finance LP as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Liquidity Finance LP as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Liquidity Finance LP's management. Our responsibility is to express an opinion on Liquidity Finance LP's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Liquidity Finance LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as Liquidity Finance LP's auditor since 2013.
New York, New York
April 13, 2022

PrimeGlobal | An Association of Independent Accounting Firms

Liquidity Finance LP
Statement of Financial Condition
December 31, 2021

ASSETS

Cash	$	707,846
Due from parent		600,818
Due from Seaport Global Holdings LLC		490,694
Due from clearing broker, includes deposit of $100,194		212,054
Other assets		58,681
TOTAL ASSETS	$	2,070,093

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable and accrued expenses	$	75,437
Commissions payable		468,063
TOTAL LIABILITIES		543,500
Partners' Capital		1,526,593
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	2,070,093

The accompanying notes are an integral part of this financial statement.

NOTE 1 - NATURE OF BUSINESS

Liquidity Finance LP (the "Company") is a Delaware limited partnership. Liquidity Finance LLP is a London based broker dealer and is the parent company (the "Parent") of the Company. Liquidity Finance Holdings, LLC is the general partner (the "GP") of the Company.

The purpose of the Company is to carry on a general securities brokerage business. The security transactions entered into on behalf of the Company's institutional customers are cleared by the Company's clearing broker on a fully disclosed basis and, therefore, the Company is exempt under the provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC"). The Company operates out of its main office in Greenwich, CT.

In August, 2019 Liquidity Finance LLP and Seaport Global Holdings LLC ("Seaport"), a privately held firm specializing in Global Credit Sales, Trading, and Research, agreed to form a strategic partnership focused on servicing the global Emerging Markets. The goal being a potential merger of the two businesses during 2022.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

BASIS OF PRESENTATION
The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

FOREIGN EXCHANGE

Translation of foreign currency assets denominated in foreign currencies are translated at year-end rates of exchange.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES(CONTINUED)

CASH AND CASH EQUIVALENTS

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days when purchased, which are not held for sale in the ordinary course of business. At December 31, 2021, the Company had no cash equivalents, however the Company had Great Britain pounds sterling which was translated into approximately $0.48 million U.S. dollars.

INCOME TAXES

The Company files an income tax return in the federal jurisdiction and may file in various states. The Company is subject to various state taxes and New York City Unincorporated Business Tax ("NYCUBT"). Generally, the Company is subject to examination by the major taxing authorities for the three-year period prior to the date of these financial statements.

The Company applies the provisions of the Financial Accounting Standard Board's ("FASB") Accounting Standards Codification No. 740 ("ASC" 740) Subtopic 05 "Accounting for Uncertainty in Income Taxes." The Company is required to determine how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. This determination requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements. In the event that tax authorities assess interest and penalties on unrecognized tax benefits, the Company will reflect such amounts in tax expense and income taxes payable.

LEASE ACCOUNTING

The Company has elected the package of practical expedients permitted in Accounting Standards Update No. 2016-02, Leases (Topic 842) ("ASC Topic 842"). Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2019) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES(CONTINUED)

LEASE ACCOUNTING(CONTINUED)

The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred. The Company's lease obligations are deemed to be short term.

CREDIT LOSSES

ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).The Company identified accounts receivable, including but not limited to commissions as impacted by the new guidance.

NOTE 3 – RECEIVABLE FROM CLEARING BROKER

The amount receivable from broker at December 31, 2021 includes the required clearing deposit pursuant to a clearing agreement with the clearing broker that provides clearing and depository operations for customer transactions on a fully disclosed basis and commissions earned as an introducing broker of transactions for its customers, net of clearing expenses.

NOTE 4 - CONCENTRATIONS AND CREDIT RISK

The Company maintains all of its cash in financial institutions. As of December 31, 2021, U.S. cash balances were fully covered by Federal Deposit Insurance Corporation ("FDIC"). The Company has a foreign cash account denominated in Great Britain pounds sterling, which has been translated into $0.48 million U.S. dollars and is not insured by the FDIC. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

The Company will engage in various investment and brokerage activities whose counterparties are primarily broker-dealers, banks, and other financial institutions.

NOTE 4 - CONCENTRATIONS AND CREDIT RISK(CONTINUED)

In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to act only as an agent in a transaction and to review the credit standing of each counterparty as necessary.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), under which the Company is required to maintain a minimum net capital, as defined, of the greater of $100,000 or 6.67% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 or 6.67%.

At December 31, 2021, the Company had net capital of $347,430 which exceeded required net capital by $247,430. The Company's ratio of aggregate indebtedness to net capital ratio was 1.56 to 1 at December 31, 2021.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under sub-paragraph k(2)(ii) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 6 – CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company

NOTE 7 – INCOME TAXES

The Company is a partnership and, therefore, does not record a provision for federal taxes because the partners report their share of the Company's profits or losses on their income tax returns. The Company files an income tax return in the federal jurisdiction and may file in various states. The Company is, however, subject to New York City Unincorporated Business Tax ("NYCUBT") and state taxes.

NOTE 8 – PARTNERS' CAPITAL AND PROFIT AND LOSS ALLOCATIONS

Liquidity Finance Holdings, LLC, a Delaware limited liability company, is the GP of the Company and Liquidity Finance LLP is the initial limited partner (the "Initial LP") of the Company. Individual limited partners (the "Individual LPs") may be admitted to the Company as Individual LPs.

The business and affairs of the Company will be managed by the GP. The GP has absolute exclusive and complete control of the business and affairs of the Company. The Initial LP and Individual LPs do not participate in the management of the business.

The partners' capital immediately before the effective date, as defined, was allocated .01% to the GP with the remainder, 99.99%, allocated to the Initial LP. No additional capital contributions were required. No partner will be required to make additional capital contributions to the Company, including Individual LPs.

The GP will determine partnership percentages in the Company. The GP's percentage is set at .01% and partnership percentages of the Initial LP and each Individual LP are established at the discretion of the GP. Pursuant to the limited partnership agreement the net profits or net losses of the Company will be allocated among the partners in proportion to their respective partnership percentages as outlined above.

Distributions to partners are made as determined by the GP in its sole discretion. The distributions are in accordance with the partnership percentages outlined above. Each Individual LP agrees that the GP may increase or decrease their partnership percentage at any time on a prospective basis. For the year ended December 31, 2021, the Company made $2,484,000 of distributions to partners of which, pursuant to a resolution, a capital distribution of $1,034,000 was deemed to have been made as a corresponding reduction of amounts due from parent.

NOTE 9 – SERVICES AGREEMENT

The Company executed a services agreement with Seaport dated October 16, 2019. Under the agreement, Seaport provides office space, IT support, internet and telephone services. The parties also agreed to provide operational support to each other as necessary, regarding post-trade operation functions. The agreement is cancellable without penalty with 90 days notice.

The Company also earns commissions from Seaport. At December 31, 2021 the Company has a net Due from Seaport of $490,694.

NOTE 10 – INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 11 – RELATED PARTY TRANSACTIONS

The statement of financial condition as of December 31, 2021 reflects a receivable from the Parent of $600,818. This net receivable is primarily the result of the expense sharing costs and for commissions due from the Parent. The due from Parent is non-interest bearing, has no formal repayment terms and is unsecured.

Note 12 -COVID-19

The World Health Organization characterized the outbreak of the novel coronavirus ("COVID-19") as a global pandemic on March 11, 2020. COVID-19 continues to adversely impact global and domestic commercial activity and has contributed to significant volatility in financial markets.

The Company's business operations and revenue sources have not been significantly impacted by COVID-19. However, if the financial markets and/or the overall economy are impacted for an extended period, the Company's future financial results may be materially adversely affected.

NOTE 13-SUBSEQUENT EVENTS

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2021 through April 13, 2022, the date of issuance of these financial statements.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.